SANDVIK

Attending to this matter, tel. direct line, fax direct line	Your date	Your reference
KF/Anders Örbom +46 26 26 10 30	2007-05-07	

07023516

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

RECEIVED
2007 MAY 15 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik signs syndicated loan facility, dated 3 May 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

SEC-brev 070424 Extec

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Correction:

Sandvik signs syndicated loan facility

Sandvik AB and Sandvik Treasury AB (publ) have signed a five-year EUR 500 M Syndicated Revolving Credit Facility maturing in 2012. The facility will be used for general corporate purposes and as a complement to the existing facilities with the aim of securing Sandvik's new financial targets.

MLA's and bookrunners for the transaction were Citi, Handelsbanken Capital Markets, HSBC Bank Plc and SEB. Svenska Handelsbanken is the facility agent.

A highly successful and oversubscribed syndication resulted in a group of 14 participating banks.

Sandviken, 3 May 2007

Sandvik AB; (publ)

For further information, please call:
Anders Örborn, Group Treasurer, Sandvik AB +46 26 26 10 30
Per Nordberg, Executive Vice President and CFO, Sandvik AB +46 26 26 10 60.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has more than 42,000 employees, representation in 130 countries and with annual sales of more than SEK 72,000 M.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43